UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   April 28, 2006                     /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2005, 2004 AND 2003

                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 9, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Ernst & Young Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ NIKOLAOS CACOS                                  /s/ ART LANG

Nikolaos Cacos                                      Art Lang
President                                           Chief Financial Officer

[GRAPHIC OMITTED][GRAPHIC OMITTED]
Omitted graphic is ERNST & YOUNG LOGO





                         REPORT OF INDEPENDENT AUDITORS





To the Shareholders of
AMERA RESOURCES CORPORATION
(AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheet of AMERA RESOURCES CORPORATION (AN EXPLORATION STAGE COMPANY) as at December 31, 2005 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and the consolidated results of its operations and its cash flows for the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for each of the years in the two year period ended December 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 22, 2005.


Vancouver, Canada,                          /s/     ERNST & YOUNG LLP
March 17, 2006                                    Chartered Accountants

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                           CONSOLIDATED BALANCE SHEETS
                                AS AT DECEMBER 31
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2005            2004
                                                         $               $

                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                               522,327       1,679,232
Accounts receivable, prepaids and deposits              136,218          57,335
                                                   ------------    ------------
                                                        658,545       1,736,567

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)        3,184,844       2,014,978

EQUIPMENT                                                     -           2,796
                                                   ------------    ------------
                                                      3,843,389       3,754,341
                                                   ============    ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                142,275          50,447

FUTURE INCOME TAX LIABILITIES (Note 7)                  154,881          99,757
                                                   ------------    ------------
                                                        297,156         150,204
                                                   ------------    ------------


                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 4)                                5,854,335       4,527,878

CONTRIBUTED SURPLUS                                     433,995         383,805

DEFICIT                                              (2,742,097)     (1,307,546)
                                                   ------------    ------------
                                                      3,546,233       3,604,137
                                                   ------------    ------------
                                                      3,843,389       3,754,341
                                                   ============    ============

COMMITMENTS (Note 3)

APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS   , Director
---------------------

/s/ JERRY MINNI      , Director
---------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                         FOR THE YEARS ENDED DECEMBER 31
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2005            2004            2003
                                                         $               $               $

EXPENSES

Accounting and audit                                     28,385           8,200          22,341
Advertising                                              59,537          60,745          18,505
Corporate development and investor relations            182,702         151,739           9,675
General exploration                                     199,264          18,318               -
Legal                                                    55,058          63,058           5,302
Management fees                                          73,500          72,400          25,000
Office and sundry                                        92,724          51,173          10,548
Professional fees                                        15,926          48,200          32,924
Rent                                                     73,573          29,511          20,000
Salaries                                                294,170         154,074               -
Stock based compensation                                 52,500         131,805         252,000
Transfer agent and regulatory fees                       22,868          27,258           9,889
Travel                                                   37,721          47,018           2,168
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                             (1,187,928)       (863,499)       (408,352)
                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                         36,624          25,104             896
Interest income                                         (15,001)        (14,271)         (3,492)
Write-off of mineral properties (Note 3 (a) ii))        225,000               -               -
                                                   ------------    ------------    ------------
                                                       (246,623)        (10,833)          2,596
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (1,434,551)       (874,332)       (405,756)
                                                   ------------    ------------    ------------
DEFICIT - BEGINNING OF YEAR                          (1,307,546)       (433,214)        (27,458)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (2,742,097)     (1,307,546)       (433,214)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.09)         $(0.07)         $(0.08)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       15,916,822      13,192,736       4,848,716
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2005            2004            2003
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (1,434,551)       (874,332)       (405,756)
Adjustment for item not affecting cash
     Write-off of mineral properties                    225,000               -               -
     Stock based compensation                            52,500         131,805         252,000
                                                   ------------    ------------    ------------
                                                     (1,157,051)       (742,527)       (153,756)
Change in non-cash working capital balances              25,940        (103,461)         73,146
                                                   ------------    ------------    ------------
                                                     (1,131,111)       (845,988)        (80,610)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,232,199       2,851,391         908,649
Share subscriptions received                                  -               -         658,350
Share issuance costs                                    (61,751)       (210,257)       (151,754)
                                                   ------------    ------------    ------------
                                                      1,170,448       2,641,134       1,415,245
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
     and deferred costs                              (1,196,242)     (1,230,962)       (414,259)
Purchase of equipment                                         -          (2,797)              -
                                                   ------------    ------------    ------------
                                                     (1,196,242)     (1,233,759)       (414,259)
                                                   ------------    ------------    ------------
(DECREASE) INCREASE IN CASH AND
     CASH EQUIVALENTS DURING THE YEAR                (1,156,905)        561,387         920,376

CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                              1,679,232       1,117,845         197,469
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
     - END OF YEAR                                      522,327       1,679,232       1,117,845
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS COMPRISE OF:

Cash                                                    522,327         679,232       1,117,845
Term deposit                                                  -       1,000,000               -
                                                   ------------    ------------    ------------

                                                        522,327       1,679,232       1,117,845
                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

     Income taxes paid in cash                                -               -               -
                                                   ============    ============    ============
     Interest paid in cash                                    -               -               -
                                                   ============    ============    ============

Other Supplementary Cash Flow Information (Note 9)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       EXPLORATION STAGE COMPANY - NATURE OF OPERATIONS

         The Company was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year but currently does not have sufficient working capital to fund all of its future exploration activities. The Company will continue to rely on successfully completing additional equity financing.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement difference between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 8.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, the recoverability of mineral properties, and the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The principal subsidiaries are Recursos de los Andes S.A.C. (Peru), Amera-Chile Sociedad Contractual Minera (Chile) and Amera Resources Inc. (US). The Company operates in Argentina as a registered branch. All inter-company balances and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of initial investment.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

         Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2005 the Company does not have any asset retirement obligations.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized, as they are not considered likely to be realized.

         LOSS PER SHARE

         Loss per share is calculated on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic earnings and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 4.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         STOCK BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense over the vesting period, with offsetting amounts recognized as contributed surplus.

         VARIABLE INTEREST ENTITIES

         Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company expects to receive or absorb the majority of the entity's expected losses, expected residual, returns or both. The Company has determined that it has no involvement with variable interest entities.

         COMPARATIVE FIGURES

         Certain of the prior year comparatives have been reclassified to conform with the current year's presentation.


3.       MINERAL PROPERTIES AND DEFERRED COSTS

                                   --------------------------------------------    --------------------------------------------
                                                DECEMBER 31, 2005                               DECEMBER 31, 2004
                                   --------------------------------------------    --------------------------------------------

                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $
                                   ------------    ------------    ------------    ------------    ------------    ------------

         Argentina
            Mogote Property             891,062       1,242,942       2,134,004         667,697         707,631       1,375,328
            Chubut Properties                 -               -               -         225,000               -         225,000
         Peru
            Esperanza Property          186,741         279,615         466,356         102,997          41,016         144,013
            Korimarca                    11,844          17,887          29,731               -               -               -
            Cruz de Mayo                 26,079          27,754          53,833               -               -               -
            Cocha                        10,211          14,094          24,305               -               -               -
            Other                        14,086          25,364          39,450               -               -               -
         USA
            Walker Lane, Nevada          97,010          21,173         118,183          77,304               -          77,304
                                   ------------    ------------    ------------    ------------    ------------    ------------

                                      1,237,033       1,628,829       2,865,862       1,072,998         748,647       1,821,645
         Foreign value added tax              -         164,101         164,101               -          93,576          93,576
         Future income tax               81,270          73,611         154,881          81,270          18,487          99,757
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,318,303       1,866,541       3,184,844       1,154,268         860,710       2,014,978
                                   ============    ============    ============    ============    ============    ============

         See attached Mineral Property Interests and Deferred Costs Schedules.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina. On July 7, 2004, IMA completed its plan of arrangement in which the following agreements were transferred into a separate public company, Golden Arrow Resources Corporation ("Golden Arrow"), as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million (CDN $1,453,750) of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6,
                           2005), as follows:

                             SHARES TO         EXPLORATION
                             BE ISSUED         EXPENDITURES    DATE
                                                    US $

                               100,000                  -      Issued in 2003
                               100,000            250,000      Issued in 2004
                               250,000            300,000      Issued in 2005
                               300,000            300,000      July 1, 2006
                               900,000            400,000      July 1, 2007
                             ---------          ---------
                             1,650,000          1,250,000
                             =========          =========

                           The Company had also agreed to reimburse IMA for past payments made and expenditures which had been incurred by IMA on Mogote property. The Company had reimbursed IMA $197,854. The reimbursement has been included in the calculation of the minimum expenditures required of the Company.

                           On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million (CDN $3,489,000) of exploration expenditures, as follows:

                                      US $             DATE

                                   1,000,000           Completed
                                   1,000,000           May 30, 2006
                                   1,000,000           May 30, 2007
                                   ---------
                                   3,000,000
                                   =========

                           The Company records the exchange amount of the shares issued at the time of the issuance as acquisition costs in mineral properties and deferred costs representing the fair value of consideration given.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 (CDN $290,750) and a 3% net smelter return royalty. In the fourth quarter of 2005, the Chubut Properties were written off, as there is no active exploration on the properties and the Company has postponed any exploration indefinitely.

         (b) On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza
                  Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (75,000 shares issued). The Company can earn an additional 25% interest by incurring additional exploration expenditures on the Esperanza property to take it up to the bankable feasibility stage within three years and issuing a further 260,000 shares.

         (c) On May 11, 2005 the Company entered into an option agreement with a third party vendor ("Vendor") whereby it may earn up to 100% undivided interest in the Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 (CDN $174,450) in option payments to the Vendor over the period of four years (US $15,000 (CDN $17,445) paid) and incur US $1,500,000 (CDN $1,744,500) expenditures over the four years as follows:

                               EXPLORATION
                               EXPENDITURES        DATE
                                   US $

                                    50,000         May 11, 2006
                                   200,000         May 11, 2007
                                   500,000         May 11, 2008
                                   750,000         May 11, 2009
                                 ---------
                                 1,500,000
                                 =========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2002                   4,000,000          80,000
         Initial public offering                      1,500,000         675,000
         Special warrants                             2,876,832         363,900
         Exercise of warrants                            10,000           5,000
         For agent's fees                               100,000          45,000
         For mineral properties                         600,000         270,000
         Less share issue costs                               -        (210,505)
                                                   ------------    ------------
         Balance, December 31, 2003                   9,086,832       1,228,395

         Private placements                           4,007,000       2,891,350
         Exercise of warrants                           288,750         143,650
         Greenshoe option                               225,000         101,250
         For agent's fees                                55,300          44,240
         For mineral properties                         425,000         329,250
         Less share issue costs                               -        (210,257)
                                                   ------------    ------------
         Balance, December 31, 2004                  14,087,882       4,527,878

         Private placements                           1,650,000         907,500
         Exercise of warrants                           508,248         326,649
         Exercise of options                             11,000           8,250
         For agent's fees                                41,962          23,078
         For mineral properties                         300,000         143,500
         Contributed surplus reallocated
              on exercise of options                          -           2,310
         Less share issue costs                               -         (84,830)
                                                   ------------    ------------
         Balance, December 31, 2005                  16,599,092       5,854,335
                                                   ============    ============

         (a) During the year ended December 31, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for gross proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $61,751.

                  The Company applies the residual approach and allocates the total proceeds to the common shares and $nil to the attached warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       SHARE CAPITAL (continued)

         (b)      During  the  year  ended   December  31,  2004,   the  Company
                  completed:

                  i) a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003, $658,350 had been received by the Company on account of the private placement and had been recorded as share subscriptions received;

                  ii) a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share for a period of one year from date of issue and at $1.20 per share for a period of two years from date of issue.

                           In connection with the private placement the Company paid cash commissions and finder's fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006;

                  iii) issued 225,000 units on the exercise of a greenshoe option, which has been granted under the Company's initial public offering, at $0.45 per unit, for $101,250. Each unit comprised one common share and one-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004. During the year ended December 31, 2004, the warrants expired without exercise.

         (c) The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). The stock options granted during 2005 are subject to a four month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is presented below:

                                   ----------------------------    ----------------------------    ----------------------------
                                               2005                            2004                            2003
                                   ----------------------------    ----------------------------    ----------------------------
                                      OPTIONS         WEIGHTED        OPTIONS         WEIGHTED        OPTIONS         WEIGHTED
                                    OUTSTANDING       AVERAGE       OUTSTANDING       AVERAGE       OUTSTANDING       AVERAGE
                                        AND           EXERCISE          AND           EXERCISE          AND           EXERCISE
                                    EXERCISABLE        PRICE        EXERCISABLE        PRICE        EXERCISABLE        PRICE
                                                         $                               $                               $
                                   ------------    ------------    ------------    ------------    ------------    ------------

                  Balance, Begin-
                     ning of year     1,354,500        0.70             900,000        0.60                   -           -
                  Granted               250,000        0.75             454,500        0.90             900,000        0.60
                  Exercised             (11,000)       0.75                   -           -                   -           -
                  Cancelled             (89,000)       0.75                   -           -                   -           -
                                   ------------                    ------------                    ------------
                  Balance,
                     end of year      1,504,500        0.70           1,354,500        0.70             900,000        0.60
                                   ============                    ============                    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



4.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at December 31, 2005, are as follows:


                      NUMBER OF OPTIONS
                       OUTSTANDING AND      EXERCISE       EXPIRY DATE
                         EXERCISABLE          PRICE

                            900,000           $0.60         December 12, 2008
                            454,500           $0.90         April 2, 2009
                            150,000           $0.75         March 21, 2010
                          ---------
                          1,504,500
                          =========

                  During fiscal 2005, the Company granted stock options at $0.75 per share to its directors, employees and consultants to acquire 250,000 common shares (2004 - 454,500; 2003 - 900,000)
                  and recorded stock based compensation expense of $52,500 (2004
                  - $131,805, 2003 - $252,000). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                                2005        2004         2003

                  Risk-free interest rate     3.10%        2.18%        3.26%
                  Estimated volatility         75%          36%          30%
                  Expected life             2.5 years    2.5 years    2.5 years
                  Expected dividend yield       0%           0%           0%


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $0.21 per share (2004 - $0.29; 2003 - $0.28). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                                       2005            2004            2003


                  Balance, beginning of year          4,230,300         965,000               -
                  Issued                                912,731       4,342,800         975,000
                  Exercised                            (508,248)       (288,750)        (10,000)
                  Expired                              (947,000)       (788,750)              -
                                                   ------------    ------------    ------------
                  Balance, end of year                3,687,783       4,230,300         965,000
                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

4.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2005 are as follows:

                    NUMBER         EXERCISE PRICE               EXPIRY DATE
                                         $

                    714,483             0.60                    March 18, 2006
                  1,500,000             1.20                    March 24, 2006
                     18,000             0.90                    March 24, 2006
                  1,305,300             1.20                    March 31, 2006
                    150,000             0.90                    March 31, 2006
                  ---------
                  3,687,783
                  =========

                  See Note 10.

         (e) As at December 31, 2005, 1,304,793 common shares are held in escrow and are released every six months, ending on December 2, 2006.


5.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005 the formal agreement among the Company and the Grosso Group was finalized. The Grosso Group is a private company equally owned by the Company, IMA, Golden Arrow and Gold Point Energy Corp. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the year ended December 31, 2005, the Company incurred fees of $377,410 to the Grosso Group:
         $290,858 was paid in twelve monthly payments (plus deposit of $95,000) and $86,552 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. This balance was paid subsequent to the year end.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the year ended December 31, 2005, the Company paid $73,500 (2004 - $72,400; 2003 -
         $25,000) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. During the year the Company also paid $4,298 (2004 - $540; 2003 - $Nil) for consulting services performed by a director of the Company.

         Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005 the Company shared office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 (2003 - $35,110) by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 (2003 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2005 and 2004.

         The Company's total assets are segmented geographically as follows:


                                                                DECEMBER 31, 2005
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                       CANADA        ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets                 572,465          54,120          31,960               -         658,545
         Mineral properties and
             deferred costs                   -       2,270,735         731,983         182,126       3,184,844
                                   ------------    ------------    ------------    ------------    ------------
                                        572,465       2,324,855         763,943         182,126       3,843,389
                                   ============    ============    ============    ============    ============


                                                                DECEMBER 31, 2004
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                       CANADA        ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets               1,706,891          11,151          18,525               -       1,736,567
         Mineral properties and
             deferred costs                   -       1,693,904         200,999         120,075       2,014,978
         Equipment                            -               -           2,796               -           2,796
                                   ------------    ------------    ------------    ------------    ------------
                                      1,706,891       1,705,055         222,320         120,075       3,754,341
                                   ============    ============    ============    ============    ============


7.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2005            2004            2003
                                                                         $               $               $

         Statutory tax rate                                              34.12%          35.62%          37.62%
                                                                   ============    ============    ============

         Loss for the year                                           (1,434,551)       (874,332)       (405,756)
                                                                   ============    ============    ============

         Provision for income taxes based on statutory
              Canadian combined federal and provincial
                   income tax rates                                    (489,469)       (311,137)       (152,645)

         Differences in foreign tax rates                                (7,210)         (1,170)              -

         Losses for which an income tax benefit
              has not been recognized                                   496,679         312,307         152,645
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

7.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                       2005            2004
                                                         $               $
         Future income tax assets

              Financing costs                            95,867         102,363
              Operating loss carryforward               659,044         367,087
                                                   ------------    ------------
                                                        754,911         469,450

         Valuation allowance for future tax assets     (754,911)       (469,450)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2005, the Company recorded a future income tax liability of $55,124 (2004 - $99,757) and a corresponding adjustment to mineral properties.

                                                       2005            2004
                                                         $               $

         Future Income Tax Liabilities                  154,881          99,757
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $1,931,548 that may be available for tax purposes. The losses expire as follows:

                           EXPIRY DATE                   $

                               2007                       1,084
                               2008                         116
                               2009                      26,258
                               2010                     195,857
                               2014                     852,555
                               2015                     855,678
                                                   ------------
                                                      1,931,548
                                                   ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.

                                                                       2005            2004            2003
                                                                         $               $               $

                  CONSOLIDATED STATEMENTS OF OPERATIONS

                  Loss for the year under Canadian GAAP              (1,434,551)       (874,332)       (405,756)
                  Mineral properties and deferred costs for
                       the year(i)                                   (1,394,866)     (1,330,719)       (684,259)
                  Reversal of future income tax liability (i)            55,124          99,757               -
                  Mineral properties and deferred costs written
                       off during the year which would have been
                           expensed in the year incurred (i)            225,000               -               -
                                                                   ------------    ------------    ------------
                  Loss for the year under US GAAP                    (2,549,293)     (2,105,294)     (1,090,015)
                                                                   ============    ============    ============

                  Basic and diluted loss per share under US GAAP         ($0.16)         $(0.16)         $(0.22)
                                                                   ============    ============    ============

                  Weighted average number of common
                       shares outstanding                            15,916,822      13,192,736       4,848,716
                                                                   ============    ============    ============


                                                                       2005            2004
                                                                         $               $

                  CONSOLIDATED BALANCE SHEETS

                  Shareholders' equity

                  Balance per Canadian GAAP                           3,546,233       3,604,137
                  Mineral properties and deferred costs (i)          (3,184,844)     (2,014,978)
                  Reversal of future income tax liability (i)           154,881          99,757
                                                                   ------------    ------------
                  Balance per US GAAP                                   516,270       1,688,916
                                                                   ============    ============

                  Mineral properties and deferred costs

                  Balance per Canadian GAAP                           3,184,844       2,014,978
                  Mineral property interests and deferred costs
                       under US GAAP                                 (3,184,844)     (2,014,978)
                                                                   ------------    ------------
                  Balance per US GAAP                                         -               -
                                                                   ============    ============


                  Future Income Tax Liabilities

                  Balance per Canadian GAAP                             154,881          99,757
                  Reversal of future income tax liability (i)          (154,881)        (99,757)
                                                                   ------------    ------------
                  Balance per US GAAP                                         -               -
                                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                                       2005            2004            2003
                                                                         $               $               $

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Operating activities

                  Cash used per Canadian GAAP                        (1,131,111)       (845,988)        (80,610)
                  Mineral property interests and deferred costs(i)   (1,196,242)     (1,230,962)       (414,259)
                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                              (2,327,353)     (2,076,950)       (494,869)
                                                                   ============    ============    ============

                  Investing activities

                  Cash used per Canadian GAAP                        (1,196,242)     (1,233,758)       (414,259)
                  Mineral property interests and deferred costs(i)    1,196,242       1,230,962         414,259
                                                                   ------------    ------------    ------------
                  Cash provided (used) per US GAAP                            -          (2,796)              -
                                                                   ============    ============    ============

                  (i)      Mineral property interests and deferred costs

                           Mineral property interests and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred and in addition has a related income tax recovery. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2005, 2004 and 2003.

                  (iii)    Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company does not have any other comprehensive income component in 2005, 2004, and 2003.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      Recent Accounting Pronouncements

                  ACCOUNTING CHANGES AND ERROR CORRECTIONS

                  SFAS 154 , effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for US GAAP purposes commencing in fiscal 2006.

                  CONSOLIDATION OF VARIABLE INTEREST ENTITIES

                  FIN46R became effective in June 2003 for US GAAP for the year ended December 31, 2004. The Company has determined that it does not have any involvement with variable interest entities. In June 2003, the CICA issued a new accounting guideline ACG-15, "Consolidation of Variable Interest Entities", which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The Guideline generally applies to annual and interim periods beginning on or after November 1, 2004.

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  HEDGE ACCOUNTING

                  Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

                  COMPREHENSIVE INCOME

                  New Handbook Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. At present, the Company does not have investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on such securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with US GAAP.

                  NON-MONETARY TRANSACTIONS

                  CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year. Under this standard, exchanges of non-monetary assets after January 1, 2006 would be recorded at carrying value if they lack commercial substance. The Company does not currently have any non-monetary transactions.


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2005, 2004 and 2003 as follows:

                                                       2005            2004            2003
                                                         $               $               $

         Investing activity

             Expenditures on mineral property
                interests and deferred costs           (143,500)       (329,250)       (270,000)

             Shares issued for mineral properties       143,500         329,250         270,000
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

9. SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                       2005            2004            2003
                                                         $               $               $

         Financing activities

             Agent's fees payable                       (23,078)        (44,240)        (45,000)

             Shares issued for payment of
                  agent's fees                           23,078          44,240          45,000
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============


10.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2005 the Company:

         a) completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The Company applies the residual approach and allocates the total proceeds to the common shares and $nil to the attached warrants;

         b) the Company has requested and was granted permission by TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with the March 24th and March 31st, 2006 expiry date. The new amended price was $0.60 per warrant. There was no extension to the term of the warrants; and

         c) issued 1,194,500 common shares for $716,700 on the exercise of warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



                              --------------------  -----------------------------------------------------  ---------
                                    ARGENTINA                                PERU                             USA
                              --------------------  -----------------------------------------------------  ---------
                                                                                                             WALKER
                                MOGOTE     CHUBUT                          CRUZ DE                            LANE,   ---------
                                         PROPERTIES ESPERANZA  KORIMARCA     MAYO      COCHA      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
    beginning of year         1,468,904    225,000    200,999          -          -          -          -    120,075  2,014,978
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Expenditures during the year
    Acquisition costs           223,365          -     83,744     11,844     26,079     10,211     14,086     19,706    389,035
    Assays                       31,687          -      6,361          -        803      3,020      1,415        198     43,484
    Communications                4,057          -      2,659          -         48          -        252          -      7,016
    Drilling                    312,063          -          -          -          -          -          -          -    312,063
    Geophysics                        -          -     35,490          -          -          -          -      9,368     44,858
    Office                       11,885          -      8,662        550      1,861        412        125          -     23,495
    Salaries and contractors    113,166          -    130,272      6,754     18,347      6,545     20,612     11,607    307,303
    Supplies and equipment        3,276          -     24,389      2,527      1,752      1,178        536          -     33,658
    Transportation               59,177          -     26,592      8,056      1,954      1,591      2,424          -     99,794
    Imagery and base maps             -          -      4,174          -      2,989      1,348          -          -      8,511
    Foreign value added tax      43,154          -     19,059      1,956      1,615      1,350      3,391          -     70,525
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                801,830          -    341,402     31,687     55,448     25,655     42,841     40,879  1,339,742
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Future income tax (Note 7)            -          -     21,212        438      6,137      2,262      3,903     21,172     55,124
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Write-off of mineral
    properties                        -   (225,000)         -          -          -          -          -          -   (225,000)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of year          2,270,734          -    563,613     32,125     61,585     27,917     46,744    182,126  3,184,844
                              =========  =========  =========  =========  =========  =========  =========  =========  =========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


                                   ----------------------------    ------------    ------------
                                            ARGENTINA                  PERU             USA
                                   ----------------------------    ------------    ------------
                                                      CHUBUT                          WALKER       ------------
                                      MOGOTE        PROPERTIES       ESPERANZA     LANE, NEVADA        TOTAL
                                         $               $               $               $               $
                                   ------------    ------------    ------------    ------------    ------------

Balance, beginning of year              459,259         225,000               -               -         684,259
                                   ------------    ------------    ------------    ------------    ------------
Expenditures during the year
    Acquisition costs                   208,438               -         102,997          77,304         388,739
    Assays                               28,326               -               -               -          28,326
    Drilling                             73,581               -               -               -          73,581
    Office                              146,898               -          13,872               -         160,770
    Salaries and contractors            366,341               -          11,627               -         377,968
    Supplies and equipment               68,477               -           6,260               -          74,737
    Transportation                       24,008               -           9,257               -          33,265
    Foreign value added tax              93,576               -               -               -          93,576
                                   ------------    ------------    ------------    ------------    ------------
                                      1,009,645               -         144,013          77,304       1,230,962
                                   ------------    ------------    ------------    ------------    ------------
Future income tax (Note 7)                    -               -          56,986          42,771          99,757
                                   ------------    ------------    ------------    ------------    ------------
Balance, end of year                  1,468,904         225,000         200,999         120,075       2,014,978
                                   ============    ============    ============    ============    ============

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2005



INTRODUCTION

The following management discussion and analysis is prepared as at April 26, 2006, and should be read in conjunction with the Company's audited annual consolidated financial statements years ended December 31, 2005, 2004 and 2003 and related notes. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as otherwise disclosed, all dollar figures included therein and in the following management's discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. All of the Company's material mineral property interests are located in Argentina and Peru. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and USA (SEC).

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is equally owned by the Company, IMA Exploration Inc. (IMA), Golden Arrow Resources Corporation (Golden Arrow) and Gold Point Energy Corp.. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

EXPLORATION PROJECTS

MOGOTE PROPERTY, SAN JUAN PROVINCE, ARGENTINA

One of the Company's main exploration focuses has been the Mogote Property in northwestern San Juan Province, Argentina. On April 29, 2004, the Company reported the drill results for the Phase I, 1,475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging 0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property. The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.

================================================================================
             TOTAL                                   (LWA)     (LWA)       (LWA)
DRILLHOLE    DEPTH     FROM       TO     INTERVAL    GOLD     SILVER      COPPER
           (metres)  (metres)  (metres)  (metres)    (g/t)     (g/t)        (%)
================================================================================

MOG-04-1      71.6       2.0      70.0      68.0      0.43      13.9       0.244
--------------------------------------------------------------------------------
MOG-04-1A    495.3       6.0     495.3     489.3      0.23       2.6       0.170
Including              258.0     424.0     166.0      0.19       2.2       0.243
   And                 308.0     396.0      88.0      0.20       1.9       0.290
--------------------------------------------------------------------------------
MOG-04-2     315.4       2.0     315.4     313.4      0.16       1.9       0.171
Including              196.0     315.4     119.4      0.21       2.8       0.248
--------------------------------------------------------------------------------
MOG-04-3     300.0       6.0     300.0     294.0      0.11       1.3       0.078
--------------------------------------------------------------------------------
MOG-04-4     292.9       2.0     292.9     290.9      0.23       3.1       0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a short surface work program was carried out to expand on talus fine sampling coverage, conduct more detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 Amera carried out a 2,577 metre 9-hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early A-vein density and local silicification. A-vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:

================================================================================
                   TOTAL                                  (LWA)   (LWA)    (LWA)
DRILLHOLE  ZONE    DEPTH     FROM       TO     INTERVAL   GOLD    SILVER  COPPER
                 (metres)  (metres)  (metres)  (metres)   (g/t)   (g/t)     (%)
================================================================================

MOG-6      Este     250        0        250       250     0.22             0.083
including                    176        246        70     0.36     3.0     0.158
--------------------------------------------------------------------------------
MOG-7      Este     287        0        287       287     0.25     3.0     0.107
--------------------------------------------------------------------------------
MOG-8      Este     300        4        142       138     0.47     2.0     0.093
--------------------------------------------------------------------------------
MOG-12     Este     300      214        276        62     0.30     1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Falconbridge/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). Barrick/Bema Gold Corporation/Arizona Star Resource Corp. 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Labs in North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA, PERU

On August 25, 2004, the Company announced that it has acquired an option from Arcturus Ventures Inc. ("Arcturus") to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property. The property is located in the high sierras of southwest Peru in northern Arequipa Department, approximately 600 kilometres southeast of the Capital Lima. A two-kilometre area of mutual interest is included for land staked peripheral to the original 3,000 hectare property.

The Esperanza property is underlain by Miocene-aged continental volcanic rocks of the Tacaza, Alphabamba and Barroso Formations. Regionally both the Tacaza and Alphabamba formations host epithermal gold-silver deposits. Esperanza is located 45 kilometres southwest of the Liam gold-silver discovery (Newmont/Southwestern Resources), 35 kilometres northwest of the Orcopampa gold-silver mine (Buenaventura) which was recently expanded to produce 200,000 ounces of gold per annum; and 15 kilometres north-northwest of the Poracota gold project (Buenaventura/Teck Cominco/Southwestern Resources) which has a reported gold resource of >1.5 million ounces in two zones. A three-kilometre long northeast-trending epithermal system was recognized by Arcturus on the property within which narrow gold-bearing silica veins and/or silica-rich breccias in several zones were identified.

A Phase I surface work program comprising detailed mapping, sampling, prospecting, and soil sampling was carried out over the property and immediately surrounding area in October and November of 2004 under the supervision of John
A. Brophy, P.Geo.. This work, reported on in a February 10, 2005 News Release, resulted in the discovery of two significant new gold zones, Zona Ventana and Zona Afuera. As Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary, the Esperanza property was expanded to 4,000 hectares in early January 2005 to cover the target.

ZONA VENTANA

Zona Ventana (The Window Zone) is characterized by argillically-altered and variably silicified tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 metres long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silicification are evident and range from matrix inundations (occasionally finely druzy), irregular and discontinuous stockworks of chalcedonic quartz, hydrobreccia, vuggy vein quartz, and non-vuggy vein quartz with abundant fine-grained disseminated pyrite and moderate limonite alteration. The largest discrete silicified zone identified so far measures approximately 25m in a northwest direction by 50m in a northeast direction and is associated with the highest gold values detected to date. Here silicification occurs as a broad zone of silica flooding that is cored by a central zone of chalcedonic silica stockwork with an overall northeast trend. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with horizontal slickensides and northeast-trending veins parallel to the Wayra-Huanca trend.

A summary of the higher-grade chip samples from Zona Ventana are presented in the Table below.

         ==================================================
          SAMPLE NUMBER     LENGTH (METRES)      GOLD (PPB)
         ==================================================

                429                6                555
              90664             10 X 10             594
              90659               5.5               615
              90654                13               637
              90652              7 X 7              682
              90650               8.6               940
              90651               9.3              1140

ZONA AFUERA

Zona Afuera is located two kilometres south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected, with values ranging from 358 to 605 ppb across sample lengths of 6 to 8 metres. Pathfinder elements at Zona Afuera range up to 1.09 g/t silver, 139.5 ppm arsenic, 1.04 ppm mercury, and 21.4 ppm antimony.

Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system similar to those being explored at Poracota and Liam. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk tonnage epithermal gold deposit. Detailed sampling along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon gold anomalies at Zona Wayra, Zona Huanca, and Zona Ladera.

On February 28, 2005 the Company announced that it had staked an additional 12,000 hectares of ground tying on to the western side of the Poracota Gold Project and extending westwards to the Esperanza Property.

In June 2005 the Company commenced a surface exploration program the first phase of which comprised a total of 23 line kilometres of pole-dipole Induced
Polarization (IP)/resistivity and ground magnetics surveying over the Zona Ventana and Zona Afuera targets carried out by Quantec Geoscience (Peru) S.A.C.. Grid lines were oriented east-west and spaced 100m apart. At Zona Ventana twelve 1km lines crossing the anomaly were surveyed, as well as a north-south tie-line. At Zona Afuera three 1.5 km lines, a single 1km line, with 100m spacing, and a north-south tie-line were surveyed.

Three large-scale geophysical features were defined by the IP/resistivity survey at Zona Ventana: 1) a north to northeast-trending, resistivity low, Anomaly 1, which underlies the western half of the survey grid and correlates with the horizontal trace of the main altered/mineralized zone at Ventana. Resistivity values within this zone range from 4.6 to 16 ohm-m. The uppermost portion of this anomaly exhibits higher resistivity; 2) a sub-horizontal resistivity high, Anomaly 2, which occurs at shallow depths over the eastern half of the grid and likely relates to the presence of largely unaltered ash flow tuffs. Resistivity values within this zone range from 46 to 200 ohm-m; and 3) a sub-horizontal, unexplained chargeability anomaly, Anomaly 3 which underlies Anomaly 2. Chargeability values within this zone range from 8.5 to 21.0 mV/V.

Detailed mapping, coupled with IP/resistivity data suggest mineralized zones at Zona Afuera are localized on the western margin of a rhyolite flow-dome complex. The data shows a flat-lying zone of high-resistivity connected to a sub-vertical high-resistivity domain located immediately east of the eastern surface gold anomaly. This pattern is characteristic of siliceous flow-dome complexes; the sub-vertical domain of high-resistivity representing the feeder-structure or dome. The area of the dome is covered by glacial and post-glacial sands, however, boulders of rhyolite and pumice are widespread at surface in the area.

Between August and November of 2005 several campaigns of surface exploration have focused on conducting further sampling, hand trenching and mapping of Zona Ventana and Zona Afuera, collecting silt samples from all drainages on the property and prospecting and sampling the large newly-staked 12,000 hectare area between the Esperanza property and the Poracota Gold Project. One significant silt anomaly of 1095 ppb gold was returned from an east-flowing creek in the northeastern portion of the property. A check analysis on the assay reject from this sample confirmed the anomaly. The area upstream from this sample site contains intense Aster silica. Re-sampling and follow-up sampling of the area is ongoing. The Company is currently considering its options for the continuing evaluation of the Esperanza property now that all of the data from the 2005 field programs has been compiled.

The eastern portion of the Esperanza property is accessible by four-wheel drive vehicle and exploration can be conducted year-round. A new high-tension power line passes close to the expanded eastern property boundary. Work on the Esperanza project has been carried out under the supervision of Qualified Persons John A. Brophy, P.Geo. and Piotr Lutynski, M.Sc. P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Amera's Vice-President Exploration. All assays and analyses reported were completed at ALS Chemex Labs in North Vancouver, B.C.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO, PERU

The Company announced in July 2005 that it had optioned the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. Preliminary rock chip and grab samples from the property has yielded grades ranging from below detection up to
14.4 g/t gold.  Two high priority  target zones have been  identified on Cruz de
Mayo: Fatima and a porphyry copper-gold zone.

FATIMA GOLD TARGET

Fatima is a bulk tonnage target with potential for bonanza-grade veins as it comprises multiple higher-grade gold bearing shears and veins enveloped by lower-grade material. The zone occurs in a northwesterly-oriented trend of alteration and veining which is at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The structures are strongly oxidized at surface and all sulphide minerals have been leached. Results reported in the table below were collected within an area measuring 550m by 450m.

----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [m]         PANEL [P]   [ppm]   [ppm]      [%]      [%]
----------------------------------------------------------------------------------------

Fatima Zone     Chip            1.0m         FZ-T1     14.350    43.9    1,980     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Chip            0.5m         FZ-T2      8.360    12.1      156     0.06
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.5m         FZ-T3      2.904    11.7      870     0.08
              including         0.2m                   24.800   143.0      838     0.52
              including         3.6m                    4.690    17.3      473     0.14
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.0m         FZ-T4      0.912    25.6    5,400     0.07
----------------------------------------------------------------------------------------
Fatima Zone     Chip            6.0m         FZ-T5      0.423    20.0    2,573     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Chip           10.0m         FZ-T6      0.347     1.4      297     0.04
----------------------------------------------------------------------------------------
Fatima Zone     Chip           14.0m         FZ-T7      0.285     2.8    1,256     0.03
----------------------------------------------------------------------------------------
Fatima Zone     Chip            9.0m         FZ-T8      0.171     9.5    4,150     0.15
----------------------------------------------------------------------------------------
Fatima Zone     Chip            7.0m         FZ-T9      0.135     1.3    1,120     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P1      1.860    14.0      215     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P2      0.428     8.0      148     0.09
----------------------------------------------------------------------------------------
Fatima Zone    Composite   1 m composite     FZ-G1      5.190    18.5    1,930     0.21
                grab           grab
----------------------------------------------------------------------------------------

CENTRAL ZONE PORPHYRY COPPER-GOLD TARGET

The Central Zone bulk-tonnage porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which cut the copper-bearing sandstone were historically mined for gold in this area. Sample results reported below were collected from outcrops and historical trenches within a surface area measuring 300m by 500m.

--------------------------------------------------------------------------------
ZONE             SAMPLE TYPE         SAMPLE       TRENCH [T]     AU         CU
                                       [m]         PANEL [P]    [ppm]       [%]
--------------------------------------------------------------------------------

Central Zone         Chip             23.0          CZ-T1       0.07       0.28
Central Zone         Panel         5.0 x 5.0        CZ-P1       2.87       0.02
Central Zone         Panel         5.0 x 5.0        CZ-P2       0.01       1.81
Central Zone         Panel        10.0 x 10.0       CZ-P3       0.32       0.12
Central Zone         Panel         1.0 x 3.0        CZ-P4       0.51       0.10
Central Zone    Composite grab      over 5.0        CZ-G1       0.77       0.15
Central Zone    Composite grab      over 5.0        CZ-G2       0.39       0.15
Central Zone    Composite grab      over 5.0        CZ-G3       0.59       0.22
Central Zone    Composite grab      over 5.0        CZ-G4       0.78       0.12
--------------------------------------------------------------------------------

Subsequent to satisfactory completion of a community relations program in early 2006, soil auger geochemical surveys are planned to cover the areas of the Fatima and Central zones to identify extensions and buried anomalous areas for trenching and subsequent drill testing. Simultaneously a program of detailed geological and structural mapping and further rock sampling will be carried out over the mineralized zones to delineate controls to mineralization. As well a systematic evaluation of the unexplored southwest and northern part of the property will be carried out.

Work on the Cruz de Mayo property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101. All assays from the Cruz de Mayo property were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO, PERU

In October 2005 the Company announced that it acquired by staking the Acero porphyry copper-gold property in southern Department of Cuzco, Peru. Preliminary surface sampling on Acero yielded results ranging up to 1.15% copper over 30.0 metres and 0.74% copper over 50.0 metres. The 1700 hectare 100% Amera-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

The Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc. is located 20km to the east; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest; while BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 60km to the southeast.

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

Composite grab     over 30.0         G1         1.15     0.03      0.3      11
Composite grab     over 50.0         G2         0.74     0.20      0.5      11
Composite grab     over 50.0         G3         0.56     0.02      0.5       1
Composite grab      over 5.0         G4         0.39     0.17      1.4     135
Composite grab      over 5.0         G5         0.11     0.04      0.3       1
     Chip              4.0           T1         0.55     0.01      0.2       4
     Chip             10.0           T2         0.55     0.04      0.3       6
     Chip             10.0           T3         0.47     0.02      0.5       5

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

     Chip             12.0           T4         0.42     0.13      1.0       5
     Chip             10.0           T5         0.36     0.03      0.3       8
     Chip             10.0           T6         0.31     0.03      0.2       5
     Chip              3.0           T7         0.31     0.11      2.0       4
     Chip             10.0           T8         0.28     0.17      0.7       3
     Chip             10.0           T9         0.24     0.03      0.4       9
     Chip             11.0           T10        0.22     0.04      0.5       4
     Chip             10.0           T11        0.16     0.10      0.4       1
     Chip             11.0           T12        0.14     0.12      0.9       1
     Chip             12.0           T13        0.13     0.75    316.0      36
     Chip             30.0           T14        0.11     0.06      1.0      46
     Panel         5.0 x 5.0         P1         0.48     0.06      0.9     109
     Panel         3.0 x 5.0         P2         0.12     0.05      0.7       2
--------------------------------------------------------------------------------


Claims were held in the Acero area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

Several phases of intrusive have been mapped on the property including dacite, micro-diorite and granodiorite; the majority of mineralization and alteration identified to date is hosted by dacitic intrusive. Quartz stockwork, with individual veinlets up to 3cm wide, is widespread in the southwest portion of the mineralized area. Copper mineralization identified on surface on the Acero property appears to be open to the southeast of current mapping and sampling coverage. Subsequent to satisfactory completion of a community relations program in early 2006 Amera is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101. All assays from the Acero were carried out by ALS Chemex Labs in Lima and North Vancouver, B.C.

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN, PERU

In October 2005 Amera applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. On March 2, 2006 the Company announced that it had been formerly granted the concession title by the Peruvian government and now holds a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C.; a finders-fee has been paid to an arms-length individual in connection with the identification of this target.

A total of 18 rock samples have been collected from the property to date with assays ranging from 4 ppm to 2.89% copper and <0.2 to 99.2 g/t silver. Included within the 80-metre interval mentioned above were two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see Table 1). Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

  SAMPLE
  NUMBER      LOCATION                TYPE     INTERVAL         CU         AG
                                                 (m)            (%)      (g/t)

  246006      Discovery Outcrop       chip       10.0           1.38      26.2
  246005      Discovery Outcrop       chip       10.0           0.54       7.6
  246008      Discovery Outcrop       chip       10.0           0.22       1.3
  246003      Discovery Outcrop       chip       10.0           0.05       0.3
  246002      Discovery Outcrop       chip       10.0           0.46       3.6
  246001      Discovery Outcrop       chip       10.0           0.06       0.4
  246200      Discovery Outcrop       chip       10.0           2.69      24.4
  246241      2.4km SSW of D.O.(*)    chip       0.7            2.89      99.2
  246242      1.6km SSW of D.O.(*)    chip       0.3            1.65       1.5

             (*)D.O. equals Discovery Outcrop

The area surrounding the discovery outcrop is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover. A total of 117 soil samples were collected at 25m intervals along lines spaced approximately 100m apart. A 1.25km long and up to 500m wide northwest-oriented copper-silver soil anomaly is centred on the discovery outcrop. Soil values range from 5 to 1,910 ppm copper (0.19 % copper) and from <0.2 to 4.7 g/t silver; the anomaly is open along strike in both directions and to the north (see map on Amera website).

The Cocha property hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag) in the Upper Peninsula of Michigan. The Cocha property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level.

Due to the high quality copper-silver target that has been identified by the preliminary exploration work on the Cocha property, permitting has commenced to extend road access to the main showing area and to conduct a preliminary trenching and drilling program as soon as possible. Meanwhile, further expansion of the soil grid, detailed rock sampling and geological mapping will be carried out to identify additional targets on the property.

Analyses for the samples for Cocha were performed by ALS Chemex Laboratories in Lima, Peru and North Vancouver, Canada. Work was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101, and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ROY AND HILLS PROPERTIES, NEVADA, USA.

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces. These acquisitions build on Amera's ongoing strategy to acquire attractive gold properties in high potential mineral districts.

Both properties are located in Nye County, Nevada, which has a long and rich mining history that continues up to the present. The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold). The Roy property hosts a gold-silver epithermal system that contains anomalous gold values on surface and one sample grading 41.0 grams per tonne (g/t) gold (1.2 oz/ton). The Hills property hosts a silver-gold epithermal system with values grading up to 0.21 g/t gold and 75 g/t silver. Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels.

ROY PROPERTY

The gold-rich Roy mineral system is largely a covered anomaly with few outcrops of anomalous alteration that are seen through the lacustrian and gravel cover. Several short rotary drill holes were found testing the more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres. Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. Anomalous gold values range from 30 to 600 ppb gold with one anomalous float sample of quartz vein material assaying 41.5 g/t gold. Sample widths were generally one metre or less and sampling was carried out on argillic as well as silicic alteration. The Southern Zone is weakly anomalous in silver with values up to 21 g/t, but is moderately to strongly anomalous in arsenic, antimony, and manganese.

The Northern Zone of alteration on the Roy property is characterized by weakly silcified dacite flows contained within moderate argillic wallrock alteration. Samples are anomalous in gold with values ranging up to 65 ppb. Arsenic and antimony are also anomalous. The Western Zone of alteration at Roy is characterized by moderate to strong silification of dacite and latite volcanics. The Western Zone is centered on a prominent hill that has undergone most of the past drilling. This area underwent limited sampling by Amera and was weakly anomalous in gold with a high value of 37 ppb.

HILLS PROPERTY

The silver-rich Hills property is located 7 kilometres northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive phyllic alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in latite and quartz latite volcanics of probable Oligocene age. Several samples were anomalous in silver and gold with values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold. The alteration is moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.

A ground magnetics survey was carried out over both the Roy and Hills claims in March 2005 by Quantec Geophysics to identify areas of alteration and structures which will assist in refining targets for drill-testing. The Company is planning a Phase I RC drill program to test a number of targets on both the Roy and Hills properties during early 2006 and has received a permit to carry out the work.

The Company holds a 100% interest in both the Roy and Hills properties that were located with 20-acre mining claims over federal land administered by the Bureau of Land Management. All work on the Roy and Hills properties was carried out under the supervision of Steven K. Jones, M.Sc., CPG, a Qualified Person as defined by National Instrument 43-101. All assays and analyses from the Roy and Hills claims were completed at ALS Chemex Labs in North Vancouver, B.C.

OTHER

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru and Nevada, USA. Several new concessions in Peru have been applied for but have yet to be granted as of April 26, 2006. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout the Americas.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

--------------------------------------------------------------------------------
                                                 YEARS ENDED DECEMBER 31,
                                         ---------------------------------------
                                              2005          2004          2003
                                                $             $             $
                                         ---------------------------------------

Total Revenues                                   Nil           Nil          Nil
General and Administrative Expenses        1,187,928       863,499      408,352
Net Loss                                  (1,434,551)     (874,332)    (405,756)
Basic and diluted Loss per Common Share        (0.09)        (0.07)       (0.08)
Total Assets                               3,843,389     3,754,341    1,820,883
Long Term Financial Liabilities                  Nil           Nil          Nil

--------------------------------------------------------------------------------

In 2005 total assets increased by $89,048 as a result of expenditures on the Company's mineral properties offset by a decrease in funds on deposit. In 2004 total assets increased by $1,933,458 as a result of expenditures on the mineral properties and additional funds on deposit. For the year ended December 31, 2005, the Company reported a net loss of $1,434,551, ($0.09 per share), an increase in loss of $560,219 from the $874,332 loss (0.07 per share) for the year ended December 31, 2004, mainly due to the write off of Chubut properties during 2005, increase in general exploration in Peru and in US and increase in salaries due to the increase in staff.

SELECTED QUARTERLY FINANCIAL INFORMATION AND FOURTH QUARTER

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                              ------------------------------------------  ------------------------------------------
                                                 2005                                        2004
                              ------------------------------------------  ------------------------------------------
                               DEC. 31    SEP. 30    JUN. 30    MAR. 31    DEC. 31    SEP. 30    JUN. 30    MAR. 31
                                  $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Revenues                            Nil        Nil        Nil        Nil        Nil        Nil        Nil        Nil
Net Loss                       (574,417)  (378,642)  (217,362)  (264,130)  (189,257)  (185,845)  (329,308)  (169,922)
Basic and Diluted
     Loss per Share               (0.03)     (0.02)     (0.01)     (0.02)     (0.02)     (0.01)     (0.02)     (0.02)
                              ------------------------------------------  ------------------------------------------

The fluctuations between the quarterly losses are mainly due to the following:

    - Q2 2004 Net Loss includes $131,805 non-cash stock based compensation expense for the stock options granted during the period

    - Q1 2005 Net Loss includes $52,500 non-cash stock based compensation expense for the stock options granted during the period

    - Increase in Q3 2005 Net Loss is mainly to the increase in activity and allocation of fees from the Grosso Group for salaries and office expenses (see below Related Parties Transactions)

    - Increase in Q4 2005 Net Loss is mainly due to increase in general exploration in Peru and the $225,000 write off of the carrying values of Chubut properties during the period.

RESULTS OF OPERATIONS

For the year ended December 31, 2005, the Company reported a net loss of $1,434,551 ($0.09 per share), an increase in loss of $560,219 from the $874,332 loss ($0.07 per share) for the year ended December 31, 2004.

A total of $1,187,928 of general and administrative costs were incurred for the year ended December 31, 2005 compared to 863,499 for the year ended December 31, 2004. Significant expenditures were incurred in the following categories:

    - Corporate development and investor relations of $182,702, compared to $151,739 during 2004, is comprised of costs related to investor relations, investor conferences and general corporate information.

    - General exploration costs of $199,264 were incurred during 2005 (2004 - $18,318) as the Company expanded its generative exploration activities in Peru and in the US.

    - Management fees of $73,500 were paid to the President of the Company pursuant to an employment agreement compared to $72,400 during 2004.

    - Office and sundry expenses were $92,724 during 2005 compared to $51,173 during 2004 as a result of the increase in activity in 2005.

    - Rent of $73,573 increased by $44,062 from $29,511 rent paid in 2004 to IMA. The rent expense in 2005 represents allocation of fees from the Grosso Group.

    - Salaries of $294,170 represent allocation of fees paid to the Grosso Group during 2005 and salaries paid to employees in Peru office, compared to $154,074 during 2004. Total fees of $377,410 was incurred by the Company from the Grosso Group during 2005 compared to $108,390, which was paid to IMA for rent, salaries and administrative services during 2004.

    - Stock-based compensation of $52,500 is the estimated fair value of stock options granted to employees, directors and consultants during 2005 compared to $131,805 the estimated fair value of the stock options granted during 2004. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate.

     - Write off of mineral properties consists of the $225,000 write off of Chubut properties, as there is no active exploration on the properties and the Company has postponed any exploration indefinitely. These properties located in Western Chubut Province of Argentina are subject to an ongoing government moratorium on exploration activities.

During the year ended December 31, 2005 the Company capitalized $801,830 of expenditures on the Mogote Property, $341,402 on the Esperanza property, $31,687 on Korimarca property, $55,448 on Cruz de Mayo property, $25,655 on Cocha property, $40,879 on Walker Lane property and $42,841 on other properties.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2005 was $522,327, a decrease of $1,156,905 from December 31, 2004. Total assets increased to $3,843,389 at December 31, 2005 from $3,754,341 at December 31, 2004. This increase is mainly due to the increase in carrying value of exploration properties offset by $225,000 write off of Chubut properties and decrease in cash balance.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities.
During the year ended December 31, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for gross proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $61,751.

The Company also received a further $326,649 from the exercises of warrants and $8,250 from the exercise of stock options during 2005.

On January 30, 2006 the Company completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008.

Subsequent to December 31, 2005 the Company has requested and was granted permission by TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with the March 24th and March 31st, 2006 expiry date. The new amended price was $0.60 per warrant. There was no extension to the term of the warrants.

Subsequent to December 31, 2005 the Company issued 1,194,500 common shares for $716,700 on the exercise of warrants.

The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company will continue to rely on successfully completing additional equity financing to further exploration of its existing and new properties in Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $1,131,111 for the year ended December 31, 2005 compared to $845,988 for the year ended December 31, 2004 as a result of increases in activities.

FINANCING ACTIVITIES

For the year ended December 31, 2005, the Company received $1,232,199 from the sale of common shares less share issue costs of $61,751 compared to receipt of $2,851,391 less share issue costs of $210,257 for the year ended December 31, 2004.

INVESTING ACTIVITIES

Investing activities required cash of $1,196,242 for the year ended December 31, 2005, compared to $1,233,759 in 2004, primarily for expenditures on its mineral resource interests.

RELATED PARTIES TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso group is a private company owned by the Company, IMA Exploration Inc., Golden Arrow Resources Corporation and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During fiscal 2005, the Company incurred fees of $377,410 to the Grosso Group: $290,858 was paid in twelve monthly payments (plus deposit of $95,000) and $86,552 is included in Accounts Payable as a result of the allocation of the Grosso Group costs to the member companies for the year. This balance was paid subsequent to the year end. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the year ended December 31, 2005, the Company paid $73,500 (2004 - $72,400) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation. During the year the Company also paid $4,298 (2004 - $540) for consulting services performed by a director of the Company.

Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005 the Company shared office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 (2003 - $35,110) by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 (2003 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services.

CONTRACTUAL COMMITMENTS

During 2005 the Company fulfilled its current contractual obligation on Mogote property and intends to maintain its option requirements on the property. The Company signed a letter of intent to acquire an interest in the Esperanza property in Peru. Details of the Company's option payments and expenditure commitments are disclosed in Note 3 to the Company's December 31, 2005 audited financial statements. The Company also has commitments for monthly fees for administrative and management services to be provided by the Grosso Group.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2005. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in US that described in Note 8 of the Company's consolidated financial statements for the year ended December 31, 2005.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. During 2005 the Company wrote off $225,000 Chubut properties representing the fair value of the shares issued upon acquisition of the properties. The Company decided to write off these properties as there is no active exploration on the properties and the Company has postponed any exploration indefinitely. These properties located in Western Chubut Province of Argentina are subject to an ongoing government moratorium on exploration activities. The Company continues to hold the legal title to these properties.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

METAL PRICE RISK: The Company's portfolio of properties has exposure to predominantly gold. The price of gold greatly affect the value of the Company and the potential value of its properties and investments.

FINANCIAL MARKETS: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

POLITICAL RISK: Exploration is presently carried out in Argentina and Peru. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

CURRENCY RISK: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

ENVIRONMENTAL RISK: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

TITLE RISK: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

DISCLOSURE CONTROL AND PROCEDURES

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 - Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "... controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

    a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

    b)    an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company would take whatever steps necessary to minimize the consequences thereof.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors. The package includes materials filed with regulatory authorities.

Additionally the Company attends investment/trade conferences and updates its website (WWW.AMERARESOURCES.COM) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at December 31, 2005, there were 16,599,092 outstanding common shares and 1,504,500 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, on December 31, 2005, there were 3,687,783 warrants outstanding, which expire at various times until March 31, 2006, with exercise prices ranging between $0.60 and $1.20 per share. More information on these instruments and the terms of their conversion are set out in Note 4 and in Note 10 to the Company's December 31, 2005 audited interim financial statements.

As of April 26, 2006 there were 19,205,592 common shares, 1,504,500 stock options and 1,412,000 warrants outstanding.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS



I, Nikolaos Cacos, President & Chief Executive Officer of Amera Resources Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the Issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I, are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

         (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:    April 28, 2006


/s/ NIKOLAOS CACOS
-----------------------------------
Nikolaos Cacos,
President & Chief Executive Officer

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS



I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the Issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I, are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

         (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:    April 28, 2006


/s/  "ARTHUR LANG"
-----------------------
Arthur Lang,
Chief Financial Officer